JOHN W. KAUFFMAN DIRECT DIAL: +1 215 979 1227 PERSONAL FAX: +1 215 689 2724 E-MAIL: jwkauffman@duanemorris.com www.duanemorris.com

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CHERRY HILL
December 28, 2012	BOCA RATON
LAKE TAHOE
VIA EDGAR
MEXICO CITY
Securities and Exchange Commission	ALLIANCE WITH
Division of Corporation Finance	MIRANDA & ESTAVILLO
100 F Street, N.E.
Washington, DC 20549
Attention: Jeffrey P. Riedler, Assistant Director

Re:	Celator Pharmaceuticals, Inc.

Registration Statement on Form 10-12G

Filed November 13, 2012

File No. 000-54852

Dear Mr. Riedler:

This letter sets forth the response of Celator Pharmaceuticals, Inc. (the “Company”) to each of the comments contained in the December 10, 2012 letter of the staff of the Securities and Exchange Commission with respect to the above-captioned registration statement (the “Form 10”). For convenience of reference, we have included each of the staff’s comments followed by the Company’s response to the comment.

1.	Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law on January 14, 2013 at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date you should consider withdrawing the registration statement prior to January 14, 2013 to prevent it from becoming effective and re-filing it at such time as you are able to respond to any remaining comments.

The Company acknowledges the staff’s comment.

2.	We further note that you have submitted an application for confidential treatment relating to certain of your exhibits. Please be advised that we will be performing a

DUANE MORRIS LLP
30 SOUTH 17TH STREET PHILADELPHIA, PA 19103-4196	PHONE: +1 215 979 1000 FAX: +1 215 979 1020

Securities and Exchange Commission

Division of Corporation Finance

December 28, 2012

separate review of this application and that the review of your registration statement will not be complete until all comments concerning your confidential treatment request, if any, have been cleared.

The Company acknowledges the staff’s comment.

3.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•	Briefly describe the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and update your risk factor on page 37 for this exemption; and

•	State your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

The Company notes that the initial filing of the Form 10 contained the following sentence on page 1, which has been retained in Amendment No. 1: “The Company is an “emerging growth company” under the provisions of the Jumpstart our Business Startups Act, or the “JOBS Act.””

The Company has added disclosure regarding the JOBS Act on the first page of the Form 10 and to the risk factors on pages 37 and 38 of the Form 10.

Securities and Exchange Commission

Division of Corporation Finance

December 28, 2012

4.	Please update your financial statements and related disclosure to include the interim periods ended September 30, 2012 as required by Rule 8-08 of Regulation S-X.

The Company has updated the financial statements and related disclosure in the Form 10, including the management’s discussion and analysis of financial condition, to include the interim periods ended September 30, 2012 in place of the financial statements and management’s discussion and analysis of financial condition for the interim periods ended June 30, 2012.

Item 1. Business

5.	Please expand your disclosure to disclose the material terms of the following agreements.

•	License agreement with Princeton University, including the duration and termination provisions, the material obligations, a range of royalty payments, and the aggregate payments made to date;

•

Collaborative research agreement with the British Columbia Cancer Agency, including the duration and termination provisions, the material obligations, a range of royalty payments, and the aggregate payments made to date; and

•	Settlement agreement with the British Columbia Cancer Agency.

The Company has added the requested summaries of these agreements on page 13 of the Form 10.

6.	On page 25, you disclose that you are a party to a research collaboration agreement with Cephalon, Inc., but that as of March 31, 2012, the agreement had been completed. Please confirm that you do not have any remaining material obligations under the agreement. Alternatively, please file a copy of the agreement and expand your disclosure to provide the material terms of the agreement.

The Company confirms that the Company does not have any remaining material obligations under the agreement with Cephalon, Inc.

Celator Product Candidates

Scientific Rationale for CPX-351, page 3

7.

Please state expressly whether the research you have performed and the discoveries you have made, either independently or in collaboration with another entity, into combining cytarabine with daunorubicin and maintaining a 5:1 molar ratio provides conclusive evidence that your product candidate can offer an antagonism-free approach to the

Securities and Exchange Commission

Division of Corporation Finance

December 28, 2012

treatment of AML. If controversy remains in the scientific community as to any of your hypotheses, you should amend your disclosure to note this and to discuss any potential ramifications, particularly how these uncertainties cast doubt upon the possibility of developing CPX-351. Any such controversy should also be addressed wherever else appropriate in your registration statement, including the risk factor on pages 25-27.

The Company has expanded its disclosures on pages 3 and 6 and added a risk factor on page 29.

Previous Clinical Studies with CPX-351, page 3

8.	Please expand your disclosure to define complete response, leukemia clearance rate, and response rate. Similarly, on page 10, please define complete response, partial response, stable disease and progressive disease.

The Company has included definitions to those terms on page 4 and page 10 of the Form 10.

9.	In your disclosure regarding your Phase 2 studies of CPX-351, you disclose that overall survival results demonstrated a statistically significant improvement and you disclose the relevant p-values. Please expand your disclosure to clarify if any of the other results were statistically significant and disclose the relevant p-value. Alternatively, if none of the other results were statistically significant, please expand your disclosure to clarify.

The Company has included a statement on page 5 with respect to this comment.

10.	Please expand your table on page 6 to clarify the meaning of the asterisk used therein.

The Company has removed the asterisks from the table as no footnote is necessary because the term “leukemia clearance” rate is now defined on page 4 of the Form 10.

11.	Please expand your disclosure regarding your Study 205 concerning CPX- 351 to disclose the adverse events observed. Similarly, please expand your disclose on page 11 to disclose the adverse events observed in your Phase 2 study of CPX-1.

The Company has inserted additional disclosure on page 6, with respect to CPX-351, and page 11, with respect to CPX-1.

Securities and Exchange Commission

Division of Corporation Finance

December 28, 2012

Future Clinical Development of CPX-351: Summary and Conclusion, page 6

12.	You disclose that elements of your Phase 3 study have been discussed with and accepted by the FDA. Please expand your disclosure throughout your filing to clarify whether or not you obtained a special protocol assessment from the FDA for this study.

The Company has included disclosure on page 6 with respect to this comment.

13.	Please expand your disclosure on page 7 to describe your “current fundraising.”

The Company has included language in response to this comment.

Design of the Randomized Phase 3 Study in Patients with sAML – Study 301, page 7

14.	Please expand your disclosure to disclose the country or countries in which you expect this trial to take place. Please also disclose whether there will be any potential impact on the FDA’s review due to the fact that the study will not take place in the US. Please also consider whether you need a risk factor that discusses the material risks associated with the trial location outside the US and subsequent regulatory approvals.

The Company has disclosed on page 7 the locations of the proposed Phase 3 study and that the performance of the study in four Canadian centers is not expected to impact FDA review or reduce the likelihood of regulatory approval because there is no meaningful difference in the practice of medicine in leukemia patients in the U.S. and Canada.

Competition, page 9

15.	Please list the established therapies that you consider competitive or potentially competitive to CPX-351 at this time.

The Company has added disclosure regarding established therapies on page 9.

Scientific Rationale of CPX-1, page 10

16.	Similar to comment 7 above, please state whether the research and discoveries relating to a liposome formulation that combines irinotecan and floxuridine and maintains a 1:1 molar ratio provides conclusive evidence that your product candidate can offer an effective treatment for colorectal cancer and other cancers. If controversy remains in the scientific community as to any of your hypotheses, you should amend your disclosure to note this and to discuss any potential ramifications, particularly how these uncertainties cast doubt upon the possibility of developing CPX-1. Any such controversy should also be addressed wherever else appropriate in your registration statement, including in an independent risk factor.

The Company has expanded its disclosures on page 11 and added a risk factor on page 29 to address this comment.

Securities and Exchange Commission

Division of Corporation Finance

December 28, 2012

Pharmaceutical Development Overview, page 12

17.	Please identify the counterparty to your manufacturing and supply agreement throughout your filing and disclose the material terms of this agreement in this section, including the material payment terms, minimum quantities, exclusivity, term and termination provisions.

The name of the counterparty to the manufacturing and supply agreement and a summary of the material terms of the manufacturing and supply agreement have been added on page 13.

Patents and Patent Applications, page 14

18.	Please also provide similar disclosure with respect to the material patents concerning CPX-1.

The Company has added a similar chart with respect to the patent coverage for CPX-1 on page 14.

Trademarks, page 14

19.	Please include a description of your material trademarks, including the products to which they relate.

The Company has included a list of its material trademarks and disclosure in response to this comment on page 14.

Recent Developments, page 22

20.	Please expand your disclosure concerning your agreement is LLS to provide the material terms of this agreement, including the duration and termination provisions, the material obligations, and the terms of the payments to LLS, including a range of royalty payments and the maximum aggregate payments to LLS.

The Company has expanded its disclosure on page 22 concerning its agreement with LLS.

Securities and Exchange Commission

Division of Corporation Finance

December 28, 2012

Item 1A. Risk Factors

“All product candidate development timelines and projections in this registration statement are based on the assumption of further financing . . .,” page 23

21.	Please include in this risk factor your estimate of the amount of funds you will require to continue operations through mid-2013, the amount of cash and cash equivalents you currently have on hand, and the amount you anticipate will be required to complete the Phase 3 clinical trial for CPX-351.

The Company has added disclosure to the risk factor identified in the comment on page 23, clarified the time periods and stated the Company’s current cash balance as of November 30, 2012 and the amount of cash the Company anticipates will be required to complete the Phase 3 study for CPX-351.

Item 1A. Risk Factors

“Celator has incurred losses since its inception and anticipates that the company will continue to incur losses for the foreseeable future … .,” page 24

22.	Please state in this risk factor and on page 43 that your independent auditor, Deloitte & Touche LLP, has issued an opinion that notes that your recurring operating loss and negative cash flows from operations raise substantial doubt about your ability to continue as a going concern. In addition, please disclose the potential impact of this opinion on your ability to raise funds.

The Company has added the requested disclosure to the risk factor identified in the comment on page 24 and to the management’s discussion and analysis on page 43.

“The failure to enroll patients in clinical studies may cause delays in developing CPX-351,” page 29

23.	Please expand your risk factor to disclose that this Phase 3 clinical trial is designed to treat 240 patients.

The Company has expanded the risk factor to add the requested disclosure.

“Any product candidate the Company advances into clinical studies may cause unacceptable adverse events . . .,” page 29

24.	Please describe the “toxicity profile” for CPX-351 as determined by your clinical studies to date and the reasons why your investigators deemed them to be acceptable. To the extent that it is material, please consider including this information in your discussion of CPX-351’s Phase 1 and Phase 2 clinical trials on pages 3-6.

The Company has expanded the risk factor on page 30 in response to this comment regarding the adverse event profile and the basis for the statement that investigators have deemed it acceptable and has added disclosure on page 6 regarding adverse events.

Securities and Exchange Commission

Division of Corporation Finance

December 28, 2012

25.	Please disclose the adverse events experienced in your clinical trials of CPX-351 and CPX-1.

The Company has added disclosure to this risk factor on page 30 regarding adverse events experienced in the clinical studies with respect to CPX-351 and CPX-1, respectively.

“If the Company’s competitors develop and market products that are more effective, safer or less expensive than CPX-351, the Company’s commercial opportunities will be negatively impacted,” page 31

26.	Please indicate in this risk factor who you believe your principal competitors to be and both their established and developmental products that you expect will compete with CPX-351.

The Company has added a list of principal competitors and their respective established or developmental products on page 32.

“Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses,” page 37

27.	Please include in this risk factor an estimate of the annual compliance costs you will incur as a result of your reporting obligations as a public company.

The Company has added the estimate of the annual compliance costs to the revised risk factor on page 37.

“The ownership of the Company’s capital stock is highly concentrated,” page 42

28.	Please revise both the sub-caption and the body of this risk factor to state that the heavy concentration of common stock ownership by your directors and executive officers will result in your non-affiliated stockholders’ having no ability to influence corporate actions.

The Company has revised the sub-caption and the body of this risk factor on page 42 as requested by this comment.

Securities and Exchange Commission

Division of Corporation Finance

December 28, 2012

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview page 43

29.	Please disclose the following information for each of your major research and development projects:

•	The nature, objective, and current status of the project;

•	The costs incurred during each period presented and to date. Reconcile total project costs to total R&D expense in the financial statements;

•	The nature, timing and estimated costs of the efforts necessary to complete the project;

•	The risks and uncertainties associated with completing development on schedule;

•	The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and

•

If it can be reliably determined, disclose the date of future milestones such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency.

The Company has added the requested information on page 44 for each of its major research and development projects.

Results of Operations, page 45

30.	On pages 45 and 47, please expand your disclosure to identify the one company that you have been dependent upon for all research and collaboration income.

The Company has identified this company as Cephalon, Inc. which has subsequently been acquired, on pages 47 and 48.

Securities and Exchange Commission

Division of Corporation Finance

December 28, 2012

Liquidity and Capital Resources, page 48

31.	You note that through June 30, 2012 substantially all your cash resources have been derived from private investor equity financing, funding from the LLS, the sale of unused net operating tax losses and debt. This appears to at least partly contradict your statement in the risk factor on pages 24-25 that, to date, you have derived substantially all your revenue from your now-terminated research collaboration agreement with Cephalon, Inc., from LLS, and from federal and state governmental funding. Please review this disclosure for consistency and, as appropriate, amend your registration statement to remove any discrepancies.

The Company has revised the disclosure to remove the discrepancies. The Company notes that it has corrected an error under the discussion of expenses in the comparison of year ended December 31, 2011 to December 31, 2010 so that the period for which Celator was dependent on Cephalon for research and collaboration income in “2011 and 2010” rather than in “2011 and 2012” as previously stated.

32.	You assert here that you believe that your capital resources are only sufficient to meet your operating requirements into the fourth quarter of 2013. In risk factors on pages 23 and 24 you state that you believe you will have sufficient funds to conduct its proposed plan of operations to the beginning of the third quarter of 2013. Please reconcile this discrepancy and amend your disclosure as necessary for consistency.

The Company has reconciled the inconsistency regarding capital resources.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 54

33.	In footnote disclosure, please identify the individual(s) who possess(es) voting and/or investment power over your common stock on behalf of each of your 5% beneficial owners.

The Company has added the footnote disclosure as requested by this comment.

Item 6. Executive Compensation, page 59

34.	We note that each of your executive officers is entitled to a bonus award, but that no bonus awards were made in 2011. Please advise us of the status of such bonus awards.

The Company has not awarded and will not award any bonuses with respect to 2011. The Company notes that its executive officers are eligible to earn bonuses based upon goal achievements as described under their respective employment agreement. The Company has made no determination as to bonuses, if any, with respect to 2012.

Securities and Exchange Commission

Division of Corporation Finance

December 28, 2012

President and Head of Research, page 61

35.	Please update your disclosure regarding the terms of your agreement with Dr. Lawrence Mayer to be consistent with the amended and restated employment agreement filed as Exhibit 10.1 to this Form 10.

The Company has revised the disclosure to remove the inconsistency. The Company has corrected the date of the agreement.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 63

36.	You disclose that other than participation in the Company’s financings over the previous three years, as described in Item 10 “Recent Sales of Unregistered Securities” of this Form 10 registration statement, there have been no related person transactions. Please expand your disclosure to provide the disclosure required by Item 404 of Regulation S-K, including, but not limited to, the name of each related person and the basis on which each person is a related party, each related person’s interest in the transaction, and the approximate dollar value of each related person’s amount involved in the transaction.

The Company has added disclosure regarding the participation by holders of more than 10% of its outstanding securities in private offerings of the Company’s securities in 2011 and 2012.

Item 11. Description of Registrant’s Securities to be Registered, page 64

37.	Please expand your disclosure to provide the material terms of each of your outstanding warrants and your outstanding convertible notes.

The Company has no convertible notes outstanding. The Company has added on page 67 a description of the material terms of its outstanding warrants.

Consolidated Financial Statements for the Year Ended December 31, 2011

As noted in the responses below, the Company has inserted additional disclosure to the annual financial statements. In addition, an error with regards to the accounting treatment and valuation of the warrants with respect to their cashless net settlement option was identified. The 2011 annual financial statements have therefore been restated to correct the error. The correction of the material error results in the reclassification of $77,005 from Warrants to Warrant Derivatives and an additional amount accrued to Warrant Derivatives of $472,312 in connection with the valuation error. Non-cash financing costs in the consolidated statements of loss and comprehensive loss decreased by $8,450 which represents the change in accretion of the warrant discount

Securities and Exchange Commission

Division of Corporation Finance

December 28, 2012

in connection with the related party loan. The Company notes that there is no material impact to net loss attributable to common stockholders, basic and diluted EPS, and the consolidated statement of cash flows.

Notes to the consolidated financial statements

2(h) Research collaboration income, page F-10

38.	Regarding your arrangements with the Leukemia and Lymphoma Society please provide disclosure of the material terms, obligations, and accounting as required by ASC 808-10-50-1. If applicable, refer to ASC 605-25 regarding application and disclosure of multiple deliverable revenue arrangements and ASC 605-28 regarding the milestone method.

With regards to the year ended December 31, 2011 consolidated financial statements, there were no multiple deliverable revenue arrangements; therefore ASC 605-25 is not applicable.

With respect to multiple deliverable revenue arrangements ASC 605-25, the Company respectfully submits that the following disclosures were included in the following notes to the 2011 annual financial statements. As stated in Note 2(h):

“A source of income is derived from Research and Development arrangements with The Leukemia and Lymphoma Society whereby income is earned based on specific milestones reached during the R&D process. Income derived from this arrangement are shown gross of research and development expenses on the consolidated statement of loss and comprehensive loss.”

and from Note 11(c)

“In June 2012, Celator entered into an agreement with The Leukemia and Lymphoma Society® (“LLS” ) pursuant to which LLS has agreed to provide $5.0 million in funding from the LLS Therapy Acceleration Program for the Phase 3 clinical study of CPX-351. The agreement provides for LLS to make an upfront payment of $2,000,000 to Celator, which was received in July 2012, and a further payment of $3,000,000 to the Company on achievement of clinical milestones. In return, LLS has agreed to receive a success-based return on the total funding.”

With respect to disclosure of material terms, obligations, and accounting as required by ASC 808-10-50-1, the Company has reviewed the disclosure requirements of ASC 808-10-50-1 and, with regards to the December 31, 2011 consolidated financial statements, the Company respectfully submits that the disclosure is appropriate.

Securities and Exchange Commission

Division of Corporation Finance

December 28, 2012

With respect to disclosure of material terms, obligations, and accounting as required by ASC 605-28, the Company has reviewed the disclosure requirements of ASC 605-28. The Company has added the following disclosure to the significant accounting policy note on a prospective basis beginning with the interim financial statement as at September 30, 2012 and for the three and nine months ended September 30, 2012 and 2011:

“The Company and The Leukemia and Lymphoma Society have collaborated on a research program where the Company receives funding when it achieves certain agreed-upon milestones. Key milestones are dictated by meeting clinical trial objectives, such as patient enrollment. Management considers ASC 605-28-25-2 in determining whether milestones were considered substantive and whether revenue should be recognized. All milestones recognized relate solely to past performance and do not have any remaining deliverables associated with them.”

7(b) Stock options, page F-16

39.	Please disclose here and in the interim financial statements the following information for stock options granted during the periods presented:

•	For each grant date, the number of options or shares granted, the exercise price, and the fair value of the common stock per option;

With regards to the comparative period December 31, 2010, 35,459 options were granted on September 11, 2010 and 801 options were granted on September 15, 2010. The grant date fair value on both of these dates was $0.56 per option. The Company has considered disclosing for each grant date, the number of options or shares granted, the exercise price, and the fair value of the common stock per option; however, per the above discussion the Company considers it immaterial to the users of the financial statements. Therefore, the Company respectively submits that the disclosures are appropriate.

With regards to the year ended December 31, 2011, all 214 options were granted to one employee on February 2, 2011 at an exercise price of $1.12. Given that only one grant occurred in the year, the Company respectfully submits that the disclosures are appropriate, whereby the number of options granted, grant date fair value and exercise price have been disclosed in Note 7(b).

With regards to the interim financial statements as at September 30, 2012 and for the nine months ended September 30, 2012 and 2011, there were no stock options granted. The Company confirms that, on a prospective basis, the number of options or shares granted, the exercise price and the fair value of the common stock per option will be disclosed for each grant date.

Securities and Exchange Commission

Division of Corporation Finance

December 28, 2012

•	Whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and,

With regards to the above comment, the Company has reviewed the working draft of the AICPA Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, released on August 10, 2012.

The Company has referred to section 11.02 which states that a contemporaneous valuation considers conditions and expectations that exist at the valuation date and cannot be biased by hindsight. Therefore, a contemporaneous valuation results in the most reliable fair value estimate as of the grant date of equity securities. When a valuation is prepared after the fact (that is, a retrospective valuation), it is important to ensure that the assumptions and estimates underlying the valuation reflect only the business conditions, enterprise developments, and marketplace expectations that existed as of the valuation date.

In accordance with FASB ASC 718, the Company has disclosed in the restated December 31, 2011 annual consolidated financial statements and in the interim financial statements as at September 30, 2012 and for the nine months ended September 30, 2012 and 2011 that the valuation used for stock option grants are made on a retrospective basis.

•	If the valuation specialist was a related party, please state that fact.

With regards to the above comment, the Company has reviewed the working draft of the AICPA Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, released on August 10, 2012.

The Company has referred to the definition of a related party, which states that related parties include management of the entity and their immediate families. The Company’ management prepares these calculations, and, therefore, it is a related party. The Company’s management has determined that it possesses sufficient relevant expertise and experience in-house to value appropriately its business and associated equity securities. However, as per Section 14 of the Disclosure Guide there is no requirement to disclose this fact. Therefore, with regard to the year end and interim financial statements, the Company respectfully submits that the disclosures are not required.

Securities and Exchange Commission

Division of Corporation Finance

December 28, 2012

7(c) Warrants, page F-18

40.	Please expand your disclosure here and in the interim financial statements to disclose the following information for each issuance of warrants:

•	The significant terms of the warrants issued, e.g.

•	The exercise provisions, including any cashless or net exercise features, and the duration of the warrants; and

The Company has added the requested disclosure to the restated financial statements and to the interim financial statements for the period ended September 30, 2012.

•	Any anti-dilution provisions that result in changes to the exercise price.

The Company confirms that there are no anti-dilution provisions that result in changes to the exercise price. Therefore, the Company respectively submits that the disclosures are appropriate for the restated December 31, 2011 annual consolidated financial statements and the interim financial statements as at September 30, 2012 and for the nine months ended September 30, 2012 and 2011.

•	The fair value of the warrants issued and the assumptions used to determine fair value; and

The Company has added the requested disclosure to the restated financial statements and to the interim financial statements for the period ended September 30, 2012.

•	The title of issue of securities called for by warrants or rights, and the aggregate amount of securities called for by warrants or rights outstanding. Refer to Rule 4-08(i) of Regulation S-X.

The Company has added the requested disclosure to the restated financial statements and to the interim financial statements for the period ended September 30, 2012.

Securities and Exchange Commission

Division of Corporation Finance

December 28, 2012

8. Income Taxes, page F-19

41.	Please revise to disclose the components of loss before taxes as either domestic or foreign as required by Rule 4-08(h) of Regulation S-X. Also please explain to us how you determined the change in valuation allowances to be $5,476,326 and $6,006,780 for 2011 and 2010, respectively.

The Company respectfully advises that the components of loss before taxes are entirely domestic, and the Company has therefore amended Note 8 accordingly. In addition, the Company has revised the disclosure related to the change in valuation allowance. In prior disclosure, the Company had netted the change in valuation allowance together with the benefit of losses not recorded.

42.	Please expand your disclosure on page F-20 to provide information on the NOLs sold in 2010.

The Company has included the requested disclosure to Note 8 to the restated financial statements.

Consolidated Financial Statements for the Six Months Ended June 30, 2012

Notes to consolidated financial statements

1. Nature of the business and basis of presentation, page F-28

43.	Please revise to include a statement in the notes to the financial statements disclosing that the interim financial statements reflect all adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. See Instruction 2 to Rule 8-03 of Regulation S-X.

The Company has now included unaudited consolidated financial statements for the nine months ended September 30, 2012 in place of the June 30, 2012 statements. The Company has added the following disclosure to those statements:

“These condensed interim financial statements follow the same accounting policies and methods of their application as the most recently filed audited annual financial statements, except as noted below, which are the results and transactions which took effect in the nine month period ending September 30, 2012. In the opinion of management, the statements include all adjustments necessary to make the financial statements not misleading.”

Securities and Exchange Commission

Division of Corporation Finance

December 28, 2012

5. Loans payable, page F-35

44.	Refer to your disclosure of Additional Notes issued in 2012. Please revise to disclose the significant terms of these Notes, including what the additional amount of four times on the principal of the Notes represents.

The Company has added the disclosure to Note 5 of the unaudited consolidated financial statements for the nine months ended September 30, 2012.

Please contact the undersigned at 215-979-1227, or by e-mail at jwkauffman@duanemorris.com, if you have any questions regarding the Company’s responses contained in this letter. Please note the Company is submitting as separate correspondence the acknowledgments set forth in the conclusion of your letter.

Sincerely,

/s/ John W. Kauffman

John W. Kauffman

JWK

cc: Scott T. Jackson